Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: March 13, 2018

A replay of a Cigna Corporation employee meeting was made available to employees.

Coordinator:
Ladies and gentlemen thank you for joining the Cigna Team Meeting.  At this time all participants are in a listen only mode.  During the question and answer session you may press Star 1 to ask a question.  Today's conference is being recorded and please stand by for today's call.

Man 1:	Please welcome David Cordani.

David Cordani:
Good morning everyone.  Good morning to our colleagues on the phone, all the different time zones.  Well we have a few things to talk about today.  I appreciate your patience allowing us to have the town hall meeting today versus yesterday.  But it was important after what happened yesterday to get down to St. Louis and have a conversation with our new colleagues.

I'm delighted to spend some time with you to chat about the next chapter we're going to paint for our corporation.  Today what I want to do is just frame a little bit of the logic, the action and what we intend to be able to accomplish together.  Ultimately we were able to put the companies together and then as we always do hit the pause button, open it up and make sure we have open dialogues we can share as much information as humanly possible.  I have a few slides to prompt me through for just some headlines.

But before I do that there's a couple of messages I want you to take away from any of the communication you process around there on this.  One, very importantly we had choices.  We took our time.  We deliberately evaluated those choices and we determined that this was the best path to further accelerate our strategy.  That's the simple framework that attaches to this.

And we'll talk about the acceleration of our strategy of aggressively pursuing further improving affordability and personalization and expanding reach to more individuals who could have that impact.

Secondly the options and the choices are built over time. You put a company in position to have options and choices because of the health of an organization, because of the well-executed business plans of an organization, because of the growing chasses we've had and because of the financial health that generates for a corporation.  That's a result of our 45,000 plus colleagues around the world every day working hard to deliver on our promises.  Many companies don't have that many choices in front of them.  We're fortunate to have multiple choices.  This was the best choice for us.

You'll recall in our strategy when we refreshed it last summer we talked about our M&A priorities.  And you recall there are five to further our global footprint, further our U.S. seniors' capabilities.  We introduce furthering our position engagement and pharmacy capabilities, furthering our retail base capabilities and furthering government facing risk capabilities.  This action deliberately and significantly goes after furthering our pharmacy capabilities and our physician engagement capabilities.  It also goes after furthering our retail-based capabilities.  And what brought in some of our reach as well relative to government services on a go forward basis.

And then lastly when you conclude the overall narrative here we did this to have a larger more significant impact on peoples' lives.  More lives, more impact; more impact, more resources; more resources, further investment back into the company to pursue that on a go forward basis.  And the results of all of that is a bigger impact on the communities and a fair return for our shareholders.  And we'll talk about the shareholder message, trust me.

So macro, this is a macro headline right.  Enhancing affordability and personalization.  The combination further brought into choice.  More choice and more handles with which to bring the choice to market strengthen alignment, further strengthens alignment with ourselves and our customers but also our customers and their physicians.  The capabilities and the (unintelligible) to that and ultimately all with the objective of delivering more value right.  That's what we're seeking to do.  That's what we're seeking to drive.

And we've viewed that every individual is on a very personalized health and life journey.  So having more touchpoints, having more capabilities and very importantly being open architected and choice oriented wherein how people choose to access services.  The retail or digital be it in a physician's home, office or at their home having the open architect, the way to be able to reach and touch an individual in a variety of ways.

And as noted on the far left whether the health or healthy at risk or whether they're dealing with a chronic or an acute condition being best positioned to support an individual in terms of – good morning.  These are details or that they have.

So, you know, the dialogue relative to the healthy and healthy at risk and the chronic and acute.  And you'll see on the right side of the slide it talks about where, what and how.  So taking full advantage of preventative care because we know and the evidence supports unequivocally for the healthy and healthy at risk population while we know taking full advantage of preventative care changes outcomes, we also know there's tremendous gaps around society rolled into that.  And we'll be able to further reach and further have that impact.

We know from the chronic population maximizing evidence-based care is powerful and the combined organization will have even more touchpoints and capabilities to do so.  And when you do that you maximize vitality or quality of life for the individual confronting a chronic condition and you also dramatically increase the probability that they're going to confront an acute condition thereafter.

We haven't even begun to contemplate the third point which is the ability to leverage the data and the insights to further drive innovation, to further drive personalization, to further touch.  And ultimately that's going to point toward the innovative solutions that we've become known for and they are known for as well.

So ultimately it comes back up to the high-level individual, highly personalized choice and impact whether you're healthy, healthy at risk, chronic or acute and having expanded capabilities, expanded distribution channels and expanded touchpoints with which to fulfill that.

Now a very simple slide but some important points on it it's my simplistic reflection of what the two companies have in common because we learn a lot in terms of alignment relative to how companies operate.  First and foremost companies are both market oriented.  They're two commercially oriented, market-oriented companies.  I spent last evening with their leadership team having dinner pushing back from the table.  I cannot tell you how comfortable it felt.  It felt, like, any other visit with any other group of colleagues around our company, very market oriented.

And we spent a significant amount of time relative to that dialogue.  Customer oriented – they'll often refer to customers as patients because in the specialty pharma space for example they're in the more direct interaction.  But very customer oriented and they're able to rattle off and talk about net promoter scores and impacts based on different programs.  Highly community oriented, highly proud relative to activation in the communities.

And hopefully not lost on you we took a pretty unique step when we announced yesterday to put $200 million further into a foundation, a quantum step forward for us to expand our region.  That was an important message but it was also important to have those resources.

An innovative culture which is data driven.  So fact based and data driven but an innovative culture.  Spent some time with their innovation lead last night talking with Dr. (Seal) a bit relative to what's in the pipeline, what they're doing et cetera and no I didn't cross any barriers from my legal team so just conceptually relative to what's there.  But the fire in the belly to drive change innovatively through the customer's lens and with an eye toward the healthcare professional to deliver better value and change outcomes.

Team focused.  And it was interesting as it came up in last night conversation they were talking about how intense it was in the last four days because both organizations had a very small group of people that were aware of what was transpiring until the last few days.  And then the group had to expand because the magnitude of work.  And they were describing what it looked like and what it felt like and the best of their company came together relative to people digesting new really significant information for a couple minutes and then kind of going all in for a few days just about 24 hours a day.

And I shared with them that that's exactly what happened to us.  It was their description of how the team came together and expanded and then coalesced with the exact description I had relative to our experience this week when we expanded our team later in the day on Monday and that team essentially amassed around this around this opportunity and corralled and worked seamlessly.

And then lastly it's a very executional oriented environment there.  It's a very executional oriented environment here which really means boiling down, deliver on your promises right.  We make promises every day.  We make them to our coworkers, we make them to partners, we make them to customers, we make them to clients et cetera.  And they understand and we understand the importance of delivering on our promises.  I think that's quite important.

A couple of needs and then I'm going to end with a little visual description and then we'll go back to your questions.  I always have asks.  And I want to be really clear relative to the asks.  Number one, and it was interesting one of their leaders in the room last night it was just a small group of us actually made this ask to that team and I said I'm making the same ask tomorrow of my team which was our leadership team.

They focus on delivering on promises.  The imperative relative to making sure we deliver on our promises to our customers, our clients, our partners and as a result our shareholders during this timeframe between announcement and close is of the utmost criticality.  Folks look at you through a different lens waiting for or anticipating distraction.  We need to demonstrate there is none.  We need to demonstrate there is none and we need to demonstrate that the Cigna that they know and the quality and the promise they expect from us will be delivered.  Mission critical for us.  Our colleagues get that as well and they proactively put that on the table.

Over time take the opportunity to learn about who they are not what the headlines are.  And what I mean by that the breath of who they are, the fiber about who they are because there's 27,000 colleagues there that wake up every day trying to have an impact on peoples' lives just like we do.  And we will do our part in terms of sharing information and trying to bring that to life.

If you have questions ask and that will take place over time.  Both questions to learn more as well as questions of can I do this or can't I do this which comes to Point 4.  Remember we're competitors until the transaction closes.

And for a whole variety of reasons starting with your own personal opportunities in terms of making sure you don't get in trouble make sure if there's any question of can I do this or can I do that relative to interacting with a future colleague at that organization you ask first because we're competitors until we're connected together.  And there'll be a small team working on regulatory.  There'll be a small team working on integration planning from that standpoint.  And if it's unclear ask but when in doubt don't interact until you're clarified.

And then remember at Cigna we play for the long game.  We've charted a strategy over time that was not fixated on the moment in time relative to achieving a perceived near term or short-term goal.  We've worked hard to position our company to be the undisputed partner of choice in a global health service company.  We started orienting around a global health service company long before people thought around health services as opposed to insurance as a silver bullet.  And this chapter when we look back in history is a massive expansion of our ability to do so so remember that.

One example and then our address to shareholders and go to your questions.  So just to bring it a little to light.  And this is I think an unfortunate common example of what happens every day besides a number of examples.

But if you can envision today and tomorrow and then the breadth of our reach just think of a customer.  We'll call this customer (Sarah).  (Sarah) has a demanding job so she has life challenges.  She's dealing with some physical ailments.  As would typically be the case (Sarah) would interact with a doctor.  Her doctor treats her for physical ailments but life continues to move on and we know life is pretty darn complex.  And as life moves on she's also dealing with dimensions of depression maybe tied into the life stresses plus the physical ailment and the inability to deliver on everything she's trying to deliver on.

So she gets diagnosed and treated through a behaviorist and is also on an antidepressant.  But her primary care physician's not aware of that.  In this simple example our ability with many, many more people to in a real and rapid time connect that information back with her practicing physician who's attempting to treat the whole person and who desires to connect mind and body but doesn't have the information our ability to connect that and support her physician, strengthen that alignment to put that individual in position to better help his or her patient is a powerful moment.  It's a powerful moment.

So the information, the resources et cetera as you think about the future on a go forward basis is going to be in front of us.  And then that physician is able to again engage his or her patient, engage on a whole person level, connect the mind and body, make modifications and coordination both in terms of either physical treatment plans or pharmaceutical treatment plans and accelerate her recovery and her quality of life and ultimately her vitality.

Numerous and numerous examples but as we go forward everything we're doing is being built so we make (Sarah's) life better.  So we're able to improve that and we do starting with the individual, the healthcare professional working to tighten that alignment, create more value for the individual, smartly using information, smartly using all of our capabilities from behavioral to pharmacy to specialty pharmacy to medical, population health and always information driven going forward.

The last thing before we prime Q&A I'm betting that one of the questions is well if this is such a great idea David, someone may have planned it that way, someone may have been a little bit more polite than that, then why did the stock market take 10% plus off our stock price.  It's a good question (Eric).  No it's actually a very important question.  So stepping back I deliver a few messages to you.  Number one as I articulated we play for the long game. We don't play for the moment in time. Now that's not an excuse. Those of you know me very well I'm a competitor at heart and I'm proud of our company and I never like to see red attached to our ticker ever so I start with that framework.

Number one we surprise people so let's start with the positive of that. I'd ask you to think back and reflect over the past multiple years how few times large transactions have been a surprise. Leave our situation right. The way in which the environment leaks over the recent vintage in many industries is astonishing. And by the way there's hard and fast governance rules through the SEC and otherwise that that's just not supposed to happen to corporate liability, personal liability, legal liability criminal liability but it happens.

It's kind of a marvel that that it didn't here and I think it speaks first and foremost to the integrity of all corporations understanding that because until literally hours before we went live nothing transpired -- nothing. And we were astonished by that. So point one is we surprise people but within the backdrop of that I would suggest we pause for a minute and say that that is an indication of the integrity of both organizations and the imperative of both organizations so close to this.

Two, some people projected us to take a more predictable path. We chose not to. We chose not to. As I mentioned opening up we had choices. We were put in a position with optionality and we were deliberate relative to those choices. And if you reflect back good, bad or indifferent we've often shows the less predictable path. Health services, transparent funding mechanisms and expanding specialty capability versus guaranteed cost not unilaterally throwing the long ball and envisioning that you couldn't help but win on the public exchanges but you had to figure out a way to win with your collaborative accountable care partners.

Now viewing the private exchanges we're going to be the end be all end all and throwing the ball relative to those, et cetera, et cetera but building a multidimensional growth chassis predicated on understanding the individual, partnering with the healthcare professional, delivering better affordability, quality personalization and value and growing the company year in year out. This is another chapter of that.

Now more specifically Wall Street questions whether or not we can deliver the growth rate number one item. Wall Street became pretty. Comfortable comfortable is a tough word for Wall Street. Wall Street believes it had a relatively high level of confidence that CIGNA can deliver on our growth rate because we have. We've grown our company in line with our strategic objectives for the last eight plus years. And we've posted some pretty tremendous numbers. I'm not talking earnings I'm - now I'm on top line and customer expansion. And we were able to responsibly convert that to a fair shareholder return.

We put forth now a billion, $130 billion, $140 billion revenue company's going to grow 6% 8%. Express has not been growing at that rate. We have been growing a bit ahead of that rate. The intersection is being questioned. Okay we've been question before and we had the conversation last night with our colleagues. So we have to do a better job breaking down where, what and how that growth rate will be delivered and our leadership team will lead into that quite hard. So that's point one.

Point two, we delivered a message to Wall Street that the vast majority of all the medical and pharmacy related value step-up synergies, et cetera are going to flow back to customers and clients. We believe that's right. This is going to move the affordability lever more significantly. Wall Street is trying to digest that of why aren't you just holding on to it? The math would say if you hold onto more there's a lot more you can put in your pockets. We said, "No there's enough to expand shareholder value but it's predicated on delivering value to customers and clients."

And then we took the step and said "We're going to deliver the value to our customers and clients and there's still this was to deliver back to our shareholders. There's still a really promising amount to deliver back to our shareholders. But we started by saying we're going to deliver a significant amount back to our customers and clients so they're digesting a heck of a lot. They're digesting a heck of a lot because we surprised them. They didn't get an advance digestion.

Two, some had us going down a more predictable path and three, we just gave them a different story for a Fortune 20 profile growth company. That was a lot to digest relative to that. As I said we play for the long ball. This is an opportunity to touch many, many more lives with broader capabilities and strengthen customer physician partnership and improve lives. That's quite powerful. And I and the team are quite confident in terms of our ability to convert this to that direction.

But as I step back a minute and tee up your Q&A it all comes back to ensuring that what we all did to get to this point which is deliver on our promises. Over the course of the next six to 12 months there is an exponential imperative on making sure all of us lock arms and support one another in terms of delivering on our promises because we're going to be looked at a little differently wondering have these guys lost focus? And then we'll ensure that the positioning of the combination is better digested over time and we are able to build a positive momentum on a go forward basis.

Probably further questions on that topic so I want to pause. We can take many, many more questions around that including, "Hey David I heard you but I don't think you answered the question." You guys know me. I'm wide open to anything that's on your minds.

So I'm going to hit the Pause button. We're going to open up for Q&A. As we typically do we'll start here in the room. Lights are bright, my eyes are squinty because the bags under my eyes so I may not be able to see you in the back. Then we'll go to the phones, then will come across the electronic and we'll make the rounds. Yes thank you, someone's ready to start us out.

Man:
Hi. David thank you very much. Do you have any rough idea how of how long this transaction will take and then also are there any possible deal breakers that you see coming about in the approval process?

David Cordani:
(Dave) everything's perfect. It's all good. Actually a really important point to start us out on so thanks (Dave), we're seeking to close it by year end. Contractually when it – when all the information comes out it'll show we have 15 months but we're seeking to close it by year and. Our team is oriented around active partnering engagement with regulators which started immediately. It started immediately. In fact right when this ends I leave to go to Washington right? It's on. Our teams are engaged and I will physically be in Washington with my peer this afternoon (Tim) engaging regulatory leaders. So it's in front of us right now.

We want to ensure that the story understanding and capabilities we're going to bring to the market to change lives is well understood and being able to carry that forward. So year end's the target. We have some contractual flexibility obviously down that, year end's the target.

Not a lot of technical overlap between the companies, strong value proposition to customers, clients, physicians and communities. We're confident well get it done. Helpful, thanks. Right here yes thank you. I'm sure I'll come up in the back in a moment.

(Jim Cucharis):
Good morning David, (Jim Cucharis) who's on (Tony)'s team also. The street weren't the only one's surprised. A number of us on the Cigna side were surprised. Now you talked about the options that we had.

So we're clearly moving in the direction of vertical integration. Can you give us the macro view on how you view this playing with some of our competitors in this space? What's going on with CVS and Aetna for example and United? What's the high level view of that vertical integration versus horizontal expansion view?

David Cordani:
Yes, yes so thank you. So let me try. And the comments relative to vertical and horizontal are kind of a recent buzz in the space because of some of the movements. So this move is a little bit all of the above right in terms of whether some want to view it as vertical horizontal a little diagonal, et cetera, but let me step back.

Let's kind of fast forward to the future a little bit. Future states most probably a lot of passion from my point of view. Future state most probably has a few things that it's built upon. This is not a Cigna statement. This is an environmental statement. Significantly more personalization in the way benefits are designed, access points are designed and support programs are designed. So said otherwise today the way benefits are designed are typically for averages of groups with some individual variability.

Tomorrow programs will be designed highly personalized for you based upon your needs, based upon your trade-offs, based upon your definition of what a network is, et cetera, from an access point sampling. So individualism, highly consumer oriented, highly personalized.

Second value-based arrangements will be the norm. So the way in which service consumption is reimbursed or rewarded will be based on the value of the outcomes, not the value in the consumption with significant transparency and consistency of measure of quality and cost to be able to make those trade-off decisions.

And then third the modalities if you will are the way we access care will be way more digitized and virtualized and the seamlessness between consuming care from a digitized virtualized retail, physician's office, home there'll be a blurring of that and it will come back to the individuals preference.

So that's the direction where we think everything is going. So a move like this is positioning one, to be well positioned to be more personalized and technologically malleable in terms of what we've been building or what they are building, more touchpoints with which to accelerate the value-based care movement and then more abilities to interact in the way in which a customer wants to interact as opposed to being biased to say a bricks and mortar or as opposed to being biased to own delivery infrastructure we want to be so-called open architected and for choice and assist based on an outcome as opposed to parochialism or biases.

So you'll see different models unfold. You're starting to see chapters be addressed but our view is much more individual commercially oriented, choice oriented, value-based and embracing technology for multiple access points as opposed to biasing to a primary access point be it bricks and mortar, be it own physicians or otherwise. I hope that helps directionally. I think somebody in back has the mic.

Man:
Yes. Yes good morning David. My question's – well I have a multiple part question along the same lines as the last gentleman. Is this move kind of like in response to the CVS Aetna combination only kind of in reverse a little bit or the combination of Amazon wanting to get into the marketplace also?

Also you mentioned the choices. Out in the marketplace it was thought of Cigna, Humana type of combination? And then finally we are taking on a significant amount of debt. How is that going to constrain any moves that we might want to make in the future?

David Cordani:
So the investor analyst community has a place for you. You've got a wonderfully efficient multi-part question and I tip my hat to you. I will try to remember all aspects of what you asked. So no, no we'll pay down the debt in 18 to 24 months are three of the four questions you asked. So let me step back for a minute.

Relative to the reactive unequivocally positively no. And there'll be a public narrative because it has to be filed. The explorative conversation started before many of those headlines and chapters were put in position right? We've been iterative and dynamically looking at the strategy over time and entrusted the organizations quite deliberate from that standpoint. So if anything the marketplace is often surprised by how patient and disciplined we would be versus reactive and impulsive but the answer to your first two points are no and no.

A little sub-textual to the Amazon item and I don't do that in a negative sense. That's not meant to be negative. If you envision what an expanded services company looks like to the prior question versus a company that may be oriented around a more closed architected model and if you envision the aspiration of what that joint-venture is seeking to explore we're in a phenomenal position to be a partner of choice, a phenomenal position to be a partner of choice.

So when you see change in the marketplace we're building our self again to have better value creation for our clients and customers and partners no doubt, deliver fair return to our shareholders that's attractive no doubt, but be well-positioned from an optionality standpoint because that's what we've done with our company over our past eight plus years.

Specific to Humana you're correct plenty of paper's have been written over time expecting that action. We chose not to. They're a great company. They're a wonderful company and we have great regard for their management, their lead team, their brand, et cetera. We believe that this was a more strategic and broader acceleration of our strategy. And I'll take the moment to look down at (Brian).

We also know that we have a senior's platform. Our senior's platform is now back in the growth mode.  We will feed that platform aggressively but we will also raise our expectations for our organization relative to that platform.  We will also feed that platform inorganically over time as well.  We will grow our senior's platform no doubt but we chose again to do this.  And relative to that yes you're correct (funny) aside just us talking.  I get a email yes…

Coordinator:
If you'd like to ask a question on the phone lines please press Star 1 and record your name clearly.  If you're participating via the video stream to avoid a technical problem please mute the sound from your computer prior to asking a question over the telephone.  Again press Star 1 to ask a question.  And one moment please for our question.

David Cordani
…so proud of you who would have thought you started as a paperboy.  Love you right so warm a heart when I needed it.  Your father is worried you borrow too much because we – and so I mean and scout's honor right.  So I'm like in transit to St. Louis and I'm like as parents do like warm a heart when I needed it right and then like one two punch.  So because we grew up in an environment that, you know, you don't want to be in debt right as far as a household environment is you don't want to be in debt.

Now back to the seriousness of your question we're taking a leverage to 49% we'll retain investment grade position (sold) to our company and in a somewhat unprecedented fashion given the physical health of those businesses and the discipline we have we will pay down the debt back to within our strategic range of leverage in 18 to 24 months while still leaving ourself capacity even in that timeline to continue to invest in both companies are indeed priorities and further either targeted multi-medium size acquisitions or share buyback or otherwise.

So for transactions of this size please understand I inhale as well because the way I'm raised you don't blow money right.  You don't leverage yourself up.  We responsively levered the company we didn't over lever the company.  We've configured ourself in an environment back to optionality and choice to put ourselves back into our strategic range in an extremely rapid timeframe relative to any transaction as of that size and left ourself financial flexibility even against the 18 to 24-month time horizon.  (Eric) is that fair?  Did I remember all three – four of your questions.  Yes okay thanks.

There's a question over here on the far end of the aisle (Jim).  My mom did have a couple of like cute emojis in there too.  It was kind of nice…

(Nick Wright):
Hi (David) (Nick Wright) from HR.  So first congrats to you and the team who put this whole field together.  I think we're all excited.  Yesterday on CNBC you talked about how we've done a great job retaining our customers and expanding relationships with our existing customers before going out and getting new customers.  Could you comment a little bit about the opportunity to expand the customer relationships that we are getting from Express Scripts?

David Cordani	Yes.

(Nick Wright):	To take our current products and services and bring them to those customers?

David Cordani:
Yes so thank you.  So our basic growth framework for the last 8 plus years has been retained expand add all around the world so we talk about it.  Retain expand add because if you're delivering on your promise you earn the right to retain your customer client relationships at a high level.  So we want industry leading retention rates period.  We want industry defining retention rates because it's the best indicator was and that we're delivering our promise.

Secondly if you deliver on your promise and you understand your customer or client and you're aligned with your customer or client you should earn the right on a targeted basis to make value added recommendations to expand that while we invest in our portfolio and continue to expand our capabilities.  And we do a very good job of that.

And then third is add we always want to add.  When we want to add the right relationships that are on strategy that give us the possibility and probability of delivering our promise which enables us to delight our customer client which means enables to retain them and then know them and expand, et cetera.  So that virtuous cycle is what we've (said) over the last 8 plus years and it's worked really well for us.

Now as the companies come together we have a opportunity relative to a large employer relationship maybe some overlap maybe some underlap there.

That will be an opportunity rich environment an opportunity rich environment from all the products and programs and services we think in our US portfolio as well as from our global employer solutions because we should think that essentially every one of those employer relationships that Express serves today is essentially a multi-national company who will have current and growing global needs as well as broader needs.  So bucket one.

Bucket two they have a meaningful health plan portfolio and bulk of business and relationship.  They're a go to servicer of some health plans.  We have a broad suite of solutions our behavioral our population health other services was in our portfolio.  We will seek to strengthen a portfolio to be delivered to health plans with the right governess structured attached to it.

And then lastly a growing portfolio governmental agency relationships that are today being serviced with their portfolio of services where broader portfolio of services like behavioral health or otherwise will be highly attractive.  So we see that as a meaningful opportunity a meaningful opportunity all based on the basic framework of having a consultative orientation to understanding their needs in that case those client's needs and then understanding our solutions and trying to bring value added solutions to bear for those clients.

So we see that as meaningful opportunity going forward.

(Yes) pausing for a moment here in the auditorium ask to see if there's a couple of questions on the phone line.  Operator could you queue questions on the phone?

Coordinator:	Certainly if you'd like to ask a question on the phone lines please press Star 1. And we do have a question from (Althea Davenport). Your line is open you may ask your question.

(Althea Davenport):
Hi good morning David.  This is (Althea Davenport) from the (Unintelligible) IT.  My question is that and not as can you speak a little bit more about the $200 million foundation funding that you just mentioned a little while ago at the beginning of the presentation?

And then secondly how does this deal impact our relationship with Optum and Argus?

David Cordani
Okay so first relative to the $200 million just in advance of closing we will fund $200 million into our foundation that was our commitment.  But we'll turn that into an endowed investment in the foundation so they have durability and sustainability over time.  It'll be governed by our foundation board.  They'll be specific targeting in terms of the use of app that'll be broadly correlated relative to health and social services.  We'll also be highly collaborative with at that point in time than the new part of our organization.

Our Express team for commitments that they have as well and we'll coordinate and continue to expand our reach relative to the communities we work serve and play in.  So view it as a quantum step up in the investments we would normally make annually because of the uniqueness of this moment and time and our responsibility relative to giving back to the community.  So stayed tuned just think about it an over simplistic way bigger pool broader reach same intent right same intent.

Relative to the impact on Optum Argus, et cetera I'll start (Chris), (Eric) correct me if I misstate in any way shape or form.  (Anisa) we see no change for our customers clients or otherwise.

Two as you know we've been able to continue to build a high performing pharmacy business within our portfolio and our customers and clients have benefited from that.

Three we've built meaningful optionality into the way our portfolio has been built.  Another thing we did uniquely relative to what the marketplace expected us to do a number of years ago with our PBM again we moved against the tides a little bit in terms of what we sought to do.  We sought to keep modularize it and then identified some partnerships and you – you've named some of the partnerships we have and it's performing well.

So initially immediately no change envisioned relative to that at this point in time.  Customer and client stability priority from that standpoint well performing PBM in our portfolio that even though in dependency of the transaction we'll make sure we continue to fuel and invest because our customers and clients demand that and then we'll have optionality over time.

(Chris), (Eric) okay?  Thank you for the question.  Another question on the phone?

Coordinator:	Thanks you next question comes from (Nathaniel Hayes). Your line is open you may ask your question.

(Nathaniel Hayes):	My question really has two parts. First with a merger of this size there's always some shuffling around of personnel so what is the plan to avoid any significant loss of personnel.

And the second part is do you see this opening up any significant amount of jobs in the future?

David Cordani
So along the optimistic side of your question first because I'm an optimist at heart.  I think is our expectations we put the companies together right we'll have a – because you need to maintain the significant growth profile.  So when we all think about opportunities individually career wise or otherwise there's two things that attach to that.  One is the culture of the company.  Do we believe in investing in developing growing broadening our talent?  I believe that's deeply rooted in our company so that culture remains.

Secondly a growing company presents more opportunities peri the (unintelligible) stops.  Now we happen to apply this craft in an industry that's quite dynamic and changing and that also creates opportunities.  So it'll be an opportunity rich environment from that standpoint.

As it relates to our first question there's no doubt they'll be some disruption.  I can't stand in front of anybody and say you take two companies of this size bring them together and there won't be any disruption.  Conversely as we have in some other combinations not one of this size obviously but as we have in some other combinations they were not uniquely predicated on administrative costs synergies in a traditional way of pushing two companies together something else we do more uniquely than not.

We have an orientation around bringing in assets into the company they're highly strategic viewing them as platforms we want to grow off of and then building momentum from a growth standpoint through that lens and we will seek to do that here as well.  Having said that they'll be some dislocation there's no doubt they'll be some dislocation and disruption that transpires and our team will work with the Express team through the integration planning to manage through that.

The number one elixir for that.  The number one elixir to minimize the amount of dislocation is growth and it starts with the stability of both businesses from announcement to close.  I had the same conversation last night in St. Louis with their leadership team and actually they said it before I said it.  A thriving growing platform has more choices and flexibility two thriving growing platforms have more choices and flexibility when you bring them together.

So we're highly focused as I started in my prepared remarks making sure we can deliver on our promises.  We'll be very disappointed in terms of the planning in terms of how we bring the companies together starting from the customer and client and physician promise and working our way back and prioritizing those points of integration or leverage that creates the most value and then being very disciplined.  And I think those who've heard on the phone when (Eric) articulated even the synergies we talk about the synergies over several year time horizons.

They'll be very disciplined from that standpoint as well.  Hope that helps.

Let's take one more from the phone if there is and then we'll go to the (Unintelligible) Commissions.

Coordinator:	Thanks. Our next question comes from (Michelle Stephanie). You may ask your question your line is open.

(Michelle Stepanie):
Hi good morning.  My name is (Michelle Stephanie) I'm in the East Tennessee market.  I'm an EC.  Congratulations on this monumental move.  The question that I'm posing today is will it be increased data that we are now basically owning be able to help us move towards a new frontier of shared HIPAA information between insurance companies and providers in a secure and safe manner?  Thank you.

David Cordani
It sounds like you're heading up our data shop.  I very much appreciate the insightful way you framed that.  The simple answer is yes.  I'm going to put an edit on it though and then expand.  The word relative to own is important attitudinally in our company's filter the information is owned by the customer and an open architected environment the information is owned by the customer.  We have to be entrusted as stewards to be able to responsibly use it which was embedded in the question governed appropriately and managed effectively with the consumer with the health care professional.

But as I mentioned briefly in my prepared remarks the breadth and depth of data to fuel insights of the two corporations together will be astonishing will be astonishing.  So it will be actually become a challenge of prioritizing the areas of focus which will have the largest impact for the benefit of our customers, clients and healthcare professionals.  We will be in an opportunity enriched environment but it starts with a basic framework of the data and information if you will is customer owned.  We are entrusted to properly utilize that and need to govern it as such and then work through both firewalls, governing structures and working with clinicians relative to that.  But it will be a significant opportunity for us going forward and I greatly appreciate the way you framed the question.

Let's pause to see if there's a couple that came in electronically we think.

Woman:	Sure. David, can you comment on how this impacts our global businesses and also our group insurance businesses?

David Cordani:
Yes so I think the simple answer to the question that was asked: how it affects our global businesses and our group business.  The simple answer will be no impact, right?  So we start with the immediacy in terms of impact, no impact.  Then now you start with the opportunity side.  Per a prior question before there are thousands of employer relationships within Express.  After we cross over and have the ability to bring the two companies together that will present opportunities to make value-added recommendations through a closer relationship to some of those employers and should present opportunities to grow those relationships whether it be off of our group productivity solution chassis, whether it be off our international or global employer chassis.  But from an immediacy standpoint it - there should be no disruption to the core impact of those businesses and then over time ideally some growth opportunities that manifest.

Woman:
I think that vertical integration makes a lot of sense for our strategy and will contribute towards the strategies of affordability and personalization.  However when I look on social media for reactions to the deal I see people posting about premiums that are increasing and not feeling cared about.  This question is likely broader than just the integration but how are we managing the messages to our customers that we do care?

David Cordani:	Yes so I'm going to start and then ask (Lisa) if we can get a microphone, if you could add relative to the brand, the reputation, the customer engagement, et cetera.

As we've discussed many times and as we teed up when we announced the combination yesterday we start from a premise while we are proud and there's tons to be proud of relative to the impact we've had so far in the marketplace, the marketplace is unsustainable.  There's a lack of sustainability in our marketplace.  The affordability crisis that exists, the gaps in healthcare, the challenge health conditions, et cetera.  So we took this decisive action to be a further accelerant into improving affordability, quality and personalization.  So it's a must.  We can't as a society look for marginal or continuous improvement.  We need to look for quantum steps from an improvement standpoint.

We should be proud in the fact that in 2017 we once again delivered by far and away the lowest medical cost trend in the industry, right?  Quantum difference: about half the average of the industry.  Express reported they had a 1.5% pharmacy trend.  So a lot of positive things to point to and build off of but we need to step forward even more aggressively and a big part of that is through consumer engagement, through health status improvement, through preventative care, through further adoption and compliance with evidence-based care, through center of excellence leverage, et cetera.  That'll be further fueled by the combined direction aided by some of the data we talk about.  So that's a must, that's a big part of why we're driving this further.

Now the brand perception, the tension, the narrative that's going to take place, really important and there's no distinct answer but (Lisa), I'll ask you to give a little color in terms of how we think about that in what we're doing.

(Lisa):
Yes so when we think about how we go about building our brand we think about it in terms of among other things not just for what we say.  So in the good question about messaging but also in the actions we take so what we do and then how we show up and how we show up is very important as well.

So I'm excited about what this does to help further the work that we've been doing in building our brand because if you think about our messaging and our actions around as you mentioned David the consumer engagement and how we help individuals through preventative care to stay healthy, for those who are at risk of becoming unhealthy how we engage proactively, and how we stay connected and connect the individual to physician partners and others to ensure that chronics and acutes get the care that they need to get on a better path forward.  So I'm excited about what together we can bring for additional proof points around how we go about making that happen.

Their focus and ours around personalization is a really important message because personalization is what helps us in some respects simplify this incredibly complex healthcare ecosystem and so they're extremely focused on that portion of it as well.  Our ability to have greater insight into what's happening in an individual's life, be able to make those connections, thereby simplifying the experience for them, incredibly important.

And then finally and we mentioned it earlier, the opportunity that we have to improve - I'm going to say society and community health will be further enabled through this contribution that we're making to the foundation.  And so that gives us an opportunity to show up the way that we show up so well every day in our communities, take that to the next level to improve community and societal health.  So that's a start to how we think about the opportunity that this presents for us through greater proof points and the ability to continue to show up the way we do in the marketplace.  I'll stop there.

David Cordani:	Thank you (Lisa). Okay maybe one more electronic question. I'll see if there's one more in the room and then I'm going to bring back some of the themes together.

Woman:	Perfect. How do you see the Medicare business integrating and merging?

David Cordani:
Integrating and merging?  Maybe - I'm going to define it a little bit different.  So the question was how do I see the Medicare business integrating and merging?  First stepping back, we have a meaningful seniors business in our portfolio that as I articulated previously, we have high expectations relative to the growth impact.  Right (Brian)?  Just wanted to make sure that part of it was heard and understood.  And we're back on the market seeing to grow it.

It's probable that inferred in the back of this question is probably speaking to the PDP portion, so the pharmacy benefit portion of that.  Both organizations have a pharmacy benefit program.  That'll be an opportunity for us to actually look at that as part of the integration planning, figure out the best-of capabilities and then figure out how the combined company has an even stronger PDP profile and offering on a go-forward basis.  We see that as a net value add.  There should be a net value add as the two companies put those programs together and there should be ample opportunity in front of us because neither corporation is in a significant scope position relative to PDP.  When they come together they'll be a bit larger but there's still some meaningful players in the space which give us opportunity to grow meaningfully on a go-forward basis.

So we'll look at that through the integration planning, understand the capabilities of both organizations, make sure we're building on the best of, put ourselves in position post-close to be able to accelerate the growth of that.

I'm going to pause and see if there's maybe one more question in the room live.  Way down in back.  Oh the microphone was sitting by you.

Woman:
Hi David.  In light of the focus on personalization how are we thinking about integrating Express Scripts with our company?  When I think about how we're integrated with HealthSpring and with our supplemental benefits businesses we still very much come across to the consumers as individual companies and even internally we have some issues with integration.  So I'd love to hear what your thoughts are.

David Cordani:
Sure and I'll start and if my colleagues want to jump in feel free to.  But stepping back, there's always tradeoffs and you're framing and I think it's quite helpful.  So before we get to Express as you articulated in our current portfolio which is quite broad and diverse there's tradeoffs in terms of the level of integration versus the level of independence that exists.  And you always look at that and try to get the right balance.  The objective is stepping back and determining through the eyes of the customer, the client, or otherwise: is there a way we could increase value to them by doing something different as opposed to looking at it through our eyes, is their ability to make it either more convenient, more administratively simple for us or otherwise?

If we can make it more administratively simple for us and that benefits the client then that's quite interesting.  If we can make it more administratively simple for us and it improves pricing for the client that's interesting.  But if it's just for our own operating model sake or et cetera we typically don't pursue that.

So now we're onto something of great significance here with Express.  We will step back, we will be very disciplined in the planning part of the process.  Everything that guides us in terms of the planning part of the process will be customer, client and health partner-oriented and informed through the experience we want the customers to have and through the partnership we want to have with the healthcare professionals and working through integration protocols from that point backward.

There'll be some governance components, right?  When you put companies together there's some governance components that have to come together in a say compliance, say cyber management, et cetera as illustration, treasury, cashflow management.  There's some governance functions that will actually be brought together in the traditional sense.  But the base of the operation when we looked at it through the eyes of the customer, client and physician experience, we'll prioritize, we'll work it back and through the dialog part of our ongoing process we'll make it clear what we plan to do and what we don't plan to do and the reasons why but it'll always be informed of value creation from a marketplace standpoint.  Hope that helps.

So let me move to beginning to wrap up our conversation here.  As is typically the case you were all awesome with depth and breadth of your questions and level of engagement.  One of the things I've always been extraordinarily pleased with but proud of is the ownership, action orientation and forward mindset of our company, right?  The questions always inform where the minds are.  Are we looking forward or back?  Are we passive or active?  Are we owners or renters?  Do we want to have a bigger impact on our marketplace or communities or customers or are we complacent with what we're having?  And I just want to thank you for the breadth and the insightful questions and hopefully my answers kept up with you at least in part because you ran the gamut.

Stepping back, a couple basic messages.  End where we started: we had choices and we had options.  That's what a company is supposed to position themselves for.  Those choices and those options are a direct manifestation of the work of our 45,000 colleagues day in, day out, year in, year out, building momentum for our company and giving us multiple growth platforms, positioning us to have choices and positioning us with the capital and fiscal health to have choices.  Many companies don't have that.  It's a result of everything you do every day and the mounting affects with the moment in time.  If you had to exhale and reflect back and say wow we put our company in a position of multiple choices and to have the resources with which to explore those and have the resources with which to pursue those.

We were deliberate in the action and the action was on strategy and further accelerates our strategy all with the objective of further accelerating affordability and personalization for both customers and clients, pushing on expanding choice, alignment and value.  Expanding choice, alignment and value.  Eye on the customer, eye on the healthcare professional, being that connective fiber and driving more value.

Third we got to make sure we deliver this year.  We always have to deliver.  We got to make sure we deliver this year because during the pendency of this transaction we're going to be looked at a little differently which is normal.  People are going to wonder whether or not we're distracted.  People are going to wonder whether or not we have our eye on the ball.  Our customers, clients, partners, et cetera are going to be curious around that and our actions will tell.  Right?  We have track record of delivering, we're expected to deliver.  And that doesn't just mean on the basics.  You'll continue to see the move toward innovation in the company, you'll continue to see our acceleration of our investments relative to (Agile), you'll continue to see us drive forward new capabilities, right?  We don't stop and wait.  We'll continue to build on a go-forward basis.

Lastly at the end of the end of the day, this is an opportunity to have an impact on many more lives in a much more deep, impactful way.  That's ultimately what the company seeks to do.  Ultimately what we seek to do each and every day is to have a deeper, more profound impact on customers' lives regardless of where they are in their health journey, regardless of where they are in their life journey and put ourselves in position to be able to touch more lives in a more meaningful way and have a broader set of capabilities with which to partner with healthcare professionals and individuals through employers, health plans and governmental agencies to be able to deliver our capabilities.

I thank you for your time today, I thank you for your trust in the leadership in the company, and I look forward to building an awesome next chapter with each one of you.  Now I got to skedaddle and get to Washington and go talk to some folks.  Have a great day.  Thank you.

Woman:	This does conclude today's conference. We thank you for your participation. At this time you may disconnect your lines.

END

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.
You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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